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SEC FILE NUMBER
8-65165

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: American Capital Partners, LLC and Subsidiary

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

205 Oser Avenue
(No. and Street)

Hauppauge	New York	11788
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Anthony	Simone	asimone@acpweb.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Raich Ende Malter & Co. LLP
(Name – if individual, state last, first, and middle name)

1375 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

June 23, 2004	50
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony Simone, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of American Capital Partners, LLC and Subsidiary, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DEIRDRE GALLAGHER
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN SUFFOLK COUNTY
NO. 01GA6048742
MY COMMISSION EXPIRES 10/02/2022

Signature: [signature]

Title:
Chief Financial Oficer

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AMERICAN CAPITAL PARTNERS, LLC
AND SUBSIDIARY
(A LIMITED LIABILITY COMPANY)
Consolidated Statement of Financial Condition
December 31, 2021
(Filed Pursuant to Rule 17a-5(e)(3) Under the
Securities Exchange Act of 1934)
As a PUBLIC DOCUMENT



MEMBER FINRA, SIPC, MSRB

AMERICAN CAPITAL PARTNERS, LLC AND SUBSIDIARY

Table of Contents
December 31, 2021



RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
American Capital Partners, LLC and Subsidiary
Hauppauge, New York

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of American Capital Partners, LLC and Subsidiary as of December 31, 2021, and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of American Capital Partners, LLC and Subsidiary as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of American Capital Partners, LLC and Subsidiary's management. Our responsibility is to express an opinion on American Capital Partners, LLC and Subsidiary's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to American Capital Partners, LLC and Subsidiary in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP

We have served as American Capital Partners, LLC and Subsidiary's auditor since 2009.
New York, New York
March 1, 2022

AMERICAN CAPITAL PARTNERS, LLC
AND SUBSIDIARY

Consolidated Statement of Financial Condition
December 31, 2021

ASSETS		
Cash and cash equivalents	$	2,663,783
Receivable from clearing broker - net		1,076,727
Deposit with clearing organization		100,000
Securities owned - at fair value		71,817
Loan receivable - related party		8,787,541
Other assets		36,067
Total assets	$	12,735,935
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Compensation and benefits payable	$	775,991
Accounts payable, accrued expenses, and other liabilities		2,210,067
Deferred income		1,791,667
		4,777,725
Member's Equity		7,958,210
Total liabilities and member's equity	$	12,735,935

See notes to consolidated statement of financial condition.

1- ORGANIZATION AND NATURE OF BUSINESS

American Capital Partners, LLC ("ACP") was organized in New York as a limited liability company. ACP is wholly owned by Century Management, LLC ("Parent"), which is wholly owned by ACP Capital Holdings Corp. ("ACPHC"). ACP is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

ACP is engaged in broker-dealer activities involving a general securities business on an agency and riskless principal basis throughout the United States of America and globally. ACP earns commissions for the purchase and sales of securities. These transactions related to equity and debt securities are cleared through ACP's clearing broker on a fully disclosed basis and therefore exempt from SEC Rule 15c3-3. ACP also conducts proprietary trading activities for its own account through the clearing broker.

The Company's business also includes providing investment banking services.

ACP Investments, LLC ("ACPI"), the wholly-owned subsidiary, is a limited liability company, formed pursuant to New York Limited Liability Company Law and is registered with the New York State Department of Financial Services to offer insurance products.

2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. *Basis of Presentation* - The consolidated financial statements include the accounts of ACP and ACPI (collectively, the "Company"). All material intercompany balances and transactions have been eliminated in consolidation.

b. *Cash and Cash Equivalents* - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months at date of purchase that are not held for sale in the ordinary course of business.

c. *Securities Transactions* - Securities transactions and the related revenue and expenses are recorded on the trade date, as if they had settled. Securities owned are recorded at fair value.

d. *Employee Loans and Advances* - The allowance on employee loans and advances, if any, is based on management's evaluation of the collectability of the individual employee's outstanding balance.

e. *Income Taxes* - The Company is a single member limited liability company that is treated as a disregarded entity for federal and New York State income tax purposes. As such, ACPHC is required to report the Company's income or loss on its consolidated income tax returns. The company has no uncertain tax positions. ACPHC files federal and New York State tax returns. The earliest tax year that is subject to examination by these taxing authorities is 2018.

f. *Use of Estimates* - The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America ("U.S.GAAP") requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

g. *Lease Accounting* - The Company adheres to the lease accounting guidance in Accounting Standards Update No. 2016-02, Leases (Topic 842) ("ASC Topic 842"). The Company has elected the package of practical expedients permitted in ASC Topic 842. Accordingly, the Company accounted for its existing operating lease as an operating lease under the new guidance, without reassessing (a) whether the contract contains a lease under ASC Topic 842, (b) whether classification of the operating lease would be different in accordance with ASC Topic 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of December 31, 2021) would have met the definition of initial direct costs in ASC Topic 842 at lease commencement. The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lease is reasonably certain to exercise. The Company elected to recognize short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred. The Company's lease obligations are deemed to be short term. As such, there was no impact on the financial statements upon adoption.

h. *Credit Losses* - The Company adopted ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"), effective January 1, 2020. ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances, (e.g., based on the credit quality of the customer). The Company identified investment banking fees and commissions (including, but not limited to, receivables related to brokerage commissions) as impacted by the guidance.

3- RECEIVABLE FROM AND PAYABLE TO CLEARING BROKER

The clearing and depository operations for the Company's and customers' securities transactions are provided by the clearing broker pursuant to a clearing agreement. At December 31, 2021, the amount due from the clearing broker represents cash maintained at the clearing broker and commission revenue and margin interest earned as an introducing broker for transactions of its customers, net of clearing expenses.

Receivable from and payable to the clearing broker at December 31, 2021, consist of the following:

	Receivable (Payable)
Fees and commissions receivable	$ 1,154,533
Payable to clearing broker	(77,806)
Receivable from clearing broker - net	$ 1,076,727

Pursuant to the clearing agreement, the Company may offset receivable and payable balances in the accounts held at the clearing broker.

4- FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1 - Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access at the measurement date.

Level 2 - Inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 - Unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following is a description of the valuation methodology used for assets measured at fair value:

- Marketable equity securities are valued at the closing price reported in the active market in which the individual securities are traded.

- Money market funds are valued at their amortized cost, which approximates its fair value.

- Restricted equity securities for which quotations are not readily available are valued at fair value, as determined by the Company's management. Restricted equity securities issued by publicly traded companies are generally valued at a discount to similar publicly traded equity securities.

The following table shows assets measured at fair value on a recurring basis as of December 31, 2021 and also the level within the fair value hierarchy used to measure each category of assets.

	(Level 1)	(Level 2)	(Level 3)	Total
Securities owned:				
Cash Equivalents-Money Market Fund	$ -	$ 534,096	$ -	$ 534,096
U. S. Equities	71,817	-	-	71,817
	$ 71,817	$ 534,096	$ -	$ 605,913

5- OTHER ASSETS

Other assets consist of the following at December 31, 2021:

Employee loans and advances	$ 5,000
Prepaid expenses and other	28,472
Commissions receivable	2,595
	$ 36,067

Employee advances are made on a short-term basis and do not bear interest. Funds loaned to certain employees are both short term and long term in nature, and are charged interest at 4.4% per annum. During 2021, $6,493 of employee loan principal and $1,318 of accrued interest were forgiven and included in employee compensation expense.

6- LINE OF CREDIT NOTE - BANK

At December 31, 2021, ACP had a $50,000 line of credit facility with a financial institution. There was no outstanding balance under this credit facility at December 31, 2021. Advances under this note bear interest at either the prime rate, LIBOR plus 2.25%, or a negotiated rate, at the Company's option.

7- DEFERRED INCOME

At December 31, 2021 and for the year then ended, the Company reflects in the Consolidated Statement of Financial Condition a deferred income liability of $1,791,667. The deferred income is amortized over the next seven years two months.

8- CONTINGENCIES

The Company is subject to claims which arise in the ordinary course of business which are the result of lawsuits, arbitrations, and regulatory inquiries. The Company has affirmative defenses and is vigorously defending such claims. The ultimate outcome of the foregoing claims cannot be predicted with certainty, in the opinion of management. The Company has recorded an estimated reserve of $1,000,000 inclusive of legal and settlement costs, if any, related to these claims based on information provided by outside legal counsel in accrued expenses. Management of the Company, after consultation with outside legal counsel, believes the resolution of these various claims will not result in any material adverse effect on the Company's financial position.

9- RELATED PARTY TRANSACTIONS

The Company has entered into a short term expense sharing agreement with its Parent. The Company has a loan receivable from Parent that is unsecured, bears interest at a rate of 2.37%, and matures in December 2028.

10- 401K PLAN

The Parent sponsors a 401(k) Plan which covers substantially all employees of the Parent and the Company who meet the eligibility requirements as defined in the plan document. The participants may contribute a portion of their eligible compensation up to the maximum dollar amount allowed by law. The Parent may make matching contributions for any plan year on behalf of each participant. The Parent will determine the amount of each matching contribution to be made for any plan year. In addition, the Parent may make discretionary contributions in an amount determined at its own discretion.

11- NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital, as defined, of $898,195 which was $699,124 in excess of its required net capital of $199,071. The Company's net capital ratio was 3.32 to 1.

12- OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Company transacts its business with customers located throughout the United States of America and globally.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash with financial institutions. At times, during the year, balances have exceeded the Federal Deposit Insurance Corporation ("FDIC") insurance limits. At December 31, 2021, the Company had $2,303,208 in excess of the FDIC insurance limit.

13- PAYCHECK PROTECTION PROGRAM LOAN AND COVID-19

The World Health Organization characterized the COVID-19 virus as a global pandemic on March 11, 2020. The duration and economic impact of this pandemic remain uncertain. At this time, management is unable to quantify its potential effects on the operations and financial performance of the Company. In May 2020, ACP obtained funding through the Small Business Administration ("SBA") Paycheck Protection Program ("PPP") of $172,987. ACP used the funds for approved expenses during the year ended December 31, 2020 and applied for loan forgiveness on the PPP funds received during the year ended December 31, 2021. ACP received confirmation from the SBA that the entire loan balance of $172,987 was forgiven.